STATEMENT OF INVESTMENTS

Dreyfus New York Tax Exempt Money Market Fund

August 31, 2006 (Unaudited)

Short-Term Investments--99.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Albany Industrial Development Agency, Civic Facility Revenue (Albany College of Pharmacy Project) (LOC; TD Banknorth, N.A.)	3.45	9/7/06	8,000,000 a	8,000,000
Albany Industrial Development Agency, Civic Facility Revenue (Renaissance Corporation Albany of Project) (LOC; M&T Bank)	3.46	9/7/06	2,900,000 a	2,900,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.45	9/7/06	1,000,000 a	1,000,000
Albany Industrial Development Agency, Senior Housing Revenue (South Mall Towers Albany, L.P. Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.44	9/7/06	1,120,000 a	1,120,000
Allegany County Industrial Development Agency, Civic Facility Revenue (Houghton College Project) (LOC; Key Bank)	3.48	9/7/06	4,700,000 a	4,700,000
Babylon Industrial Development Agency, IDR (Lambro Industries Inc. Project) (LOC; Bank of America)	3.40	9/7/06	680,000 a	680,000
Binghamton, GO Notes, BAN	4.00	9/22/06	1,845,000	1,845,286
Brewster, GO Notes, BAN	4.80	5/18/07	2,600,000	2,611,678
Burnt Hills-Ballston Lake Central School District, GO Notes, BAN	4.50	7/6/07	1,328,636	1,335,630
Chautauqua County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy Project) (LOC; Key Bank)	3.48	9/7/06	1,055,000 a	1,055,000
Colonie Industrial Development Agency, IDR (13 Green Mount Drive Project) (LOC; HSBC Bank USA)	3.65	9/7/06	130,000 a	130,000

Dutchess County Industrial Development Agency, Civic Facility Revenue (Marist College Civic Facility) (LOC; The Bank of New York)	3.40	9/7/06	4,535,000 a	4,535,000
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	3.45	9/7/06	1,920,000 a	1,920,000
Erie County Industrial Development Agency, Civic Facility Revenue (Community Services Disabled Project) (LOC; Key Bank)	3.48	9/7/06	2,950,000 a	2,950,000
Erie County Industrial Development Agency, Civic Facility Revenue (DePaul Community Facilities Inc. Project) (LOC; Key Bank)	3.48	9/7/06	1,370,000 a	1,370,000
Erie County Industrial Development Agency, Civic Facility Revenue (People Inc. Project) (LOC; Key Bank)	3.48	9/7/06	2,465,000 a	2,465,000
Erie County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy Association Project) (LOC; Key Bank)	3.48	9/7/06	765,000 a	765,000
Erie County Industrial Development Agency, IDR (Luminescent System Inc. Project) (LOC; HSBC Bank USA)	3.65	9/7/06	4,345,000 a	4,345,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.47	9/7/06	5,085,000 a,b	5,085,000
Fayetteville-Manlius Central School District, GO Notes, BAN	4.25	11/3/06	725,620	726,574
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Ixis Corporate and Investment Bank)	3.51	9/7/06	2,600,000 a,b	2,600,000
Hastings, GO Notes, BAN	4.50	10/26/06	3,635,000	3,638,484
Herkimer County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	3.48	9/7/06	1,960,000 a	1,960,000
Irvington Union Free School District, GO Notes, TAN	4.65	6/22/07	450,000	452,778

Lancaster Industrial Development Agency, IDR (Lancaster Steel Service Project) (LOC; M&T Bank)	3.46	9/7/06	940,000 a	940,000
Merrick Union Free School District, GO Notes, TAN	4.50	6/27/07	500,000	502,557
Metropolitan Transportation Authority, Dedicated Tax Fund, Refunding (Insured; XLCA and Liquidity Facility; Citibank NA)	3.41	9/7/06	9,775,000 a	9,775,000
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.46	9/7/06	2,500,000 a	2,500,000
Monroe County Industrial Development Agency, IDR (2883 Associates LP) (LOC; HSBC Bank USA)	3.65	9/7/06	1,145,000 a	1,145,000
Monroe County Industrial Development Agency, IDR (Axelrod Realty Partnership Facility) (LOC; JPMorgan Chase Bank)	3.84	12/1/06	520,000	520,000
Monroe County Industrial Development Agency, IDR (Mercury Print Productions Inc. Facility) (LOC; M&T Bank)	3.58	9/7/06	345,000 a	345,000
Monroe County Industrial Development Agency, IDR (National Development Council Multi-Issue Facilities) (LOC; HSBC Bank USA)	3.93	12/15/06	600,000	600,000
New York City (Insured; FGIC)	6.00	10/15/06	400,000	401,066
New York City (Liquidity Facility; Dexia Credit Locale)	3.47	9/7/06	2,470,000 a,b	2,470,000
New York City (Liquidity Facility; Merrill Lynch)	3.47	9/7/06	5,000,000 a,b	5,000,000
New York City (Putters Program) (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank)	3.45	9/7/06	1,000,000 a,b	1,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Abraham Joshua Heschel Project) (LOC; Allied Irish Banks)	3.44	9/7/06	2,000,000 a	2,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Convent of the Sacred Heart School of New				

York Project) (LOC; Allied Irish Bank)	3.44	9/7/06	3,650,000 a	3,650,000
New York City Industrial Development Agency, Civic Facility Revenue (Ethical Culture School Project) (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	3.42	9/7/06	4,165,000 a	4,165,000
New York City Industrial Development Agency, Civic Facility Revenue (Jewish Community Center on the Upper West Side, Inc. Project) (LOC; M&T Bank)	3.46	9/7/06	4,900,000 a	4,900,000
New York City Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.45	9/7/06	2,300,000 a	2,300,000
New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank)	3.47	9/7/06	1,160,000 a	1,160,000
New York City Industrial Development Agency, IDR (Novelty Crystal Corp. Project) (LOC; Commerce Bank)	3.52	9/7/06	3,725,000 a	3,725,000
New York City Industrial Development Agency, IDR (Swak Realty LLC Project) (LOC; The Bank of New York)	3.55	9/7/06	975,000 a	975,000
New York City Industrial Development Agency, Liberty Revenue (FC Hanson Office Associates LLC Project) (LOC; Lloyds TSB Bank PLC)	3.40	9/7/06	1,000,000 a	1,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; Dexia Credit Locale)	3.40	9/7/06	7,900,000 a	7,900,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Putters Program) (Insured; FSA and Liquidity Facility; Deutsche Postbank)	3.47	9/7/06	5,870,000 a,b	5,870,000
New York Counties Tobacco Trust II, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.47	9/7/06	4,760,000 a,b	4,760,000
New York Counties Tobacco Trust IV, Tobacco Settlement				

Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.47	9/7/06	7,330,000 a,b	7,330,000
New York State Dormitory Authority, Revenue (Mount Saint Mary College) (Insured; Radian Bank and Liquidity Facility; Citizens Bank of Massachusetts)	3.47	9/7/06	7,300,000 a	7,300,000
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) (Liquidity Facility; Merrill Lynch)	3.47	9/7/06	2,100,000 a,b	2,100,000
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.46	9/7/06	4,700,000 a	4,700,000
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.42	9/7/06	1,000,000 a	1,000,000
New York State Housing Finance Agency, Revenue (Nursing Home and Health Care Project) (Insured; MBIA)	4.60	11/1/06	150,000	150,231
New York State Housing Finance Agency, Revenue (Sea Park West Housing) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.42	9/7/06	3,450,000 a	3,450,000
Newburgh Industrial Development Agency, MFHR (Liquidity Facility; Merrill Lynch)	3.54	9/7/06	3,110,000 a,b	3,110,000
Oneida County Industrial Development Agency, IDR (The Fountainhead Group, Inc. Facility) (LOC; Citizens Bank of Massachusetts)	3.44	9/7/06	3,165,000 a	3,165,000
Oswego County Industrial Development Agency, Civic Facility Revenue (Springside at Seneca Hill, Inc. Project) (LOC; M&T Bank)	3.51	9/7/06	2,785,000 a	2,785,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Saint James Retirement Community Project) (LOC; M&T Bank)	3.46	9/7/06	2,295,000 a	2,295,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	3.48	9/7/06	3,600,000 a	3,600,000
Patchogue-Medford Union Free				

School District, GO Notes, TAN	4.50	6/29/07	4,900,000	4,924,903
Pearl River Union Free School District, GO Notes, TAN	4.50	6/28/07	2,200,000	2,210,952
Port Chester Industrial Development Agency, IDR (40 Pearl Street LLC) (LOC; The Bank of New York)	3.45	9/7/06	2,390,000 a	2,390,000
Putnam County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy of Putnam and Southern Dutchess Project) (LOC; Commerce Bank)	3.47	9/7/06	2,300,000 a	2,300,000
Rensselaer County Industrial Development Agency, Civic Facility Revenue (The Sage Colleges Project) (LOC; M&T Bank)	3.46	9/7/06	2,295,000 a	2,295,000
Rockland County Industrial Development Agency, IDR (Intercos America Inc. Project) (LOC; HSBC Bank USA)	3.65	9/7/06	3,990,000 a	3,990,000
Seneca County Industrial Development Agency, Civic Facility Revenue (Kidspace National Centers of New York Project) (LOC; Key Bank)	3.48	9/7/06	1,710,000 a	1,710,000
Shenendehowa Central School District, GO Notes, BAN	4.50	6/29/07	2,760,000	2,768,067
Suffolk County Industrial Development Agency, Civic Facility Revenue (Hampton Day School Civic Facilty) (LOC; JPMorgan Chase Bank)	3.42	9/7/06	2,840,000 a	2,840,000
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) (Insured; FNMA and Liquidity Facility; FNMA)	3.44	9/7/06	6,000,000 a	6,000,000
Sullivan County, GO Notes, BAN	4.00	9/7/06	4,205,000	4,205,183
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank)	3.46	9/7/06	2,400,000 a	2,400,000
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue (State Contingency Contract Secured) (Putters Program) (LOC; JPMorgan Chase Bank)	3.45	9/7/06	4,995,000 a,b	4,995,000
TSASC Inc. of New York, Tobacco Settlement				

Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.48	9/7/06	3,280,000 a,b	3,280,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.51	9/7/06	2,000,000 a,b	2,000,000
Ulster County Industrial Development Agency, IDR (Deluxe Packaging Corp. Project) (LOC; National Bank of Canada)	3.52	9/7/06	2,500,000 a	2,500,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Banksville Independent Fire Co., Inc. Civic Facility) (LOC; The Bank of New York)	3.40	9/7/06	900,000 a	900,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Jacob Burns Film Center Project) (LOC; The Bank of New York)	3.42	9/7/06	4,070,000 a	4,070,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.45	9/7/06	1,800,000 a	1,800,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank)	3.44	9/7/06	4,500,000 a	4,500,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Westchester Arts Council, Inc. Project) (LOC; Wachovia Bank)	3.42	9/7/06	3,140,000 a	3,140,000
Westchester County Industrial Development Agency, Civic Facility Revenue, Refunding (Rye Country Day School Project) (LOC; Allied Irish Banks)	3.43	9/7/06	4,800,000 a	4,800,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.47	9/7/06	4,300,000 a,b	4,300,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity				

Facility; Merrill Lynch)	3.47	9/7/06	5,050,000 a,b	5,050,000
Wyandanch Union Free School District, GO Notes, TAN	4.65	6/28/07	500,000	502,769

Total Investments (cost $246,651,158)	**99.3%**	**246,651,158**
Cash and Receivables (Net)	**.7%**	**1,652,980**
Net Assets	**100.0%**	**248,304,138**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $58,950,000 or 23.7% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance